

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 5, 2013

<u>Via E-mail</u>
Mr. Jeffrey DeNunzio
President, Secretary, Treasurer and Director
Gold Eagle Acquisition, Inc.
780 Reservoir Avenue, #123
Cranston, RI 02910

> **Re: Gold Eagle Acquisition, Inc.**
> **Amendment 1 to Form 10-12G**
> **Filed March 21, 2013**
> **File No. 000-54893**

Dear Mr. DeNunzio:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1. As previously requested, please provide a written statement from the company acknowledging that:

   - the company is responsible for the adequacy and accuracy of the disclosure in the filing;

   - staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

   - the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

<u>Item 1. Business, page 3</u>

<u>(b) Business of Issuer, page 3</u>

2. We note your response to comment 3 in our letter dated March 7, 2013. We reissue the comment in part. Please revise your explanation to take into account the consideration a private company would have to provide to you in such a transaction and the fact that you would not provide such company with a shareholder base. Also, please explain the risk to the private company that the "development stage company may be deemed to be a Footnote 32 shell company by the SEC." Please provide support for your claim that "[a] reverse merger can be completed affordably, and quickly, in a matter of couple of weeks as long as private operating company has audited financial statements," or delete this statement.

<u>Item 1A. Risk Factors, page 6</u>

3. We note your response to comment 6 in our letter dated March 7, 2013. It appears that you have omitted from your amendment the disclosure that you proposed in your letter and have otherwise added related risk factor disclosure on page 6. Please advise or revise.

<u>Item 5. Directors and Executive Officers, page 16</u>

4. We note the revisions you have made to your registration statement in response to comment 9 in our letter dated March 7, 2013, including a reference to Mr. Thomas DeNunzio on page 16. Please describe who Mr. Thomas DeNunzio is or provide contextual background for the reader as it relates to the registration statement.

<u>Prior and Current Blank Check Experience, page 17</u>

5. Please revise to include Z Holdings Group, Inc., Big Time Acquisition, Inc. and LMIC in the summary table you provide on page 17, considering that the table "summarizes all of the blank check companies with which Mr. DeNunzio is or has been involved with…," or advise. Also, please explain why you reference LMIC on page 16, but not on page 17 with respect to prior and current blank check experience. Please also revise the statement that Mr. DeNunzio "is not currently involved with other existing blank check companies," given that he currently is a consultant for ZHLD, or advise.

<u>Item 6. Executive Compensation, page 17</u>

6. We note the revisions you have made to your registration statement in response to comment 12 in our letter dated March 7, 2013. It appears that your statement that "our sole officer and director does not receive any compensation for his services rendered to our company since inception, has not received such compensation in the past and is not

accruing any compensation pursuant to any agreement with us" is inconsistent with revisions you made on page 18. Please advise or revise, for example by stating that Mr. DeNunzio has not received compensation in the past "other than as described below."

Item 11. Description of Registrant's Securities to be Registered, page 20

7. We note your response to comment 15 in our letter dated March 7, 2013. The description of securities in your prospectus should be materially complete and you should avoid language suggesting it may not be. Please revise as necessary so that this section discusses all of the material terms of your securities.

Item 12. Indemnification of Directors and Officers, page 21

8. We note your response to comment 16 in our letter dated March 7, 2013. Please delete the last paragraph of this section, which speaks in terms of the general applicability of Delaware corporate law and does not explain how Delaware corporate law applies specifically to your company's indemnification of your officer and director.

Item 13. Financial Statements and Supplemental Data, page 22

Report of Independent Registered Accounting Firm, page F-1

9. We reviewed your response to comment 17 in our letter dated March 7, 2013 and the revisions to the introductory paragraph. Please also have your independent accountant revise the opinion paragraph to state that the financial statements present fairly, in all material respects, the financial position of the Company as of January 31, 2013 and the results of its operations and its cash flows for the period from January 24, 2013 (date of inception) through January 31, 2013 in conformity with accounting principles generally accepted in the United States of America. Please refer to Auditing Standards Codification AU Section 508.

Exhibits

Consent of Independent Registered Public Accounting Firm

10. Please note that filing a consent to the use of an audit report is not required in registration statements filed under the Exchange Act of 1934. If you file an auditor's consent to the use of its audit report it should be dated within 30 days of the effective date of the registration statement. Alternatively, you may remove the exhibit from the filing.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Ta Tanisha Meadows, Staff Accountant at (202) 551-3322 or William Thompson, Accounting Branch Chief at (202) 551-3344 if you have questions regarding comments on the financial statements and related matters. Please contact Jacqueline Kaufman, Staff Attorney, at (202) 551- 3797, Lilyanna Peyser, Special Counsel, at (202) 551-3222, or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Lilyanna L. Peyser for

Mara L. Ransom
Assistant Director